Atlassian Announces Fourth Quarter and Fiscal Year 2019 Results

Quarterly revenue of $334.6 million, up 36% year-over-year
Quarterly IFRS operating margin of (10%) and non-IFRS operating margin of 17%
Quarterly cash flow from operations of $117.7 million and free cash flow of $98.2 million

SAN FRANCISCO (July 25, 2019) — Atlassian Corporation Plc (NASDAQ: TEAM), a leading provider of team collaboration and productivity software, today announced financial results for its fourth quarter and fiscal year ended June 30, 2019 and released a shareholder letter on the Investor Relations section of its website at https://investors.atlassian.com. All financial results and targets are based on the new revenue recognition standard IFRS 15, which the company adopted on July 1, 2018.

“Fiscal 2019 was another outstanding year for Atlassian. We surpassed 150,000 customers during fiscal 2019 – a remarkable achievement for Atlassian and triple the audacious 50,000 customer target we set when we founded the company,” said Scott Farquhar, Atlassian’s co-founder and co-CEO. “This propelled us past the $1 billion revenue mark for the first time in a fiscal year.”

“We are a Cloud-first company, with more than 125,000 of our customers using our Cloud products and more than 90% of our net new customers each quarter choosing a Cloud product,” said Mike Cannon-Brookes, Atlassian’s co-founder and co-CEO. “In fiscal 2020, we will continue to invest in our Cloud business to serve the needs of the Fortune 500,000 and drive our long-term growth.”

Fourth Quarter Fiscal Year 2019 Financial Highlights
On an IFRS basis, Atlassian reported:

•	Revenue: Total revenue was $334.6 million for the fourth quarter of fiscal 2019, up 36% from $246.6 million for the fourth quarter of fiscal 2018.

•
Operating Loss and Operating Margin: Operating loss was $32.4 million for the fourth quarter of fiscal 2019, compared with operating loss of $2.5 million for the fourth quarter of fiscal 2018. Operating margin was (10%) for the fourth quarter of fiscal 2019, compared with (1%) for the fourth quarter of fiscal 2018.

•
Net Loss and Net Loss Per Diluted Share: Net loss was $237.5 million for the fourth quarter of fiscal 2019, compared with net loss of $21.9 million for the fourth quarter of fiscal 2018. Net loss per diluted share was $0.99 for the fourth quarter of fiscal 2019, compared with a net loss per diluted share of $0.09 for the fourth quarter of fiscal 2018.

Net loss for the fourth quarter of fiscal 2019 included a non-cash charge of $156.3 million recorded in “other non-operating expense, net,” as a result of marking to fair value the exchange feature of Atlassian's exchangeable senior notes and the related capped calls.
Net loss for the fourth quarter of fiscal 2019 also included a non-cash charge to income tax expense of $54.7 million as a result of a write-down of Atlassian’s deferred tax assets. The charge was driven by Atlassian’s assessment of the realizability of its deferred tax assets.

•	Balance Sheet: Cash and cash equivalents, and short-term investments at the end of the fourth quarter of fiscal 2019 totaled $1.7 billion.
On a non-IFRS basis, Atlassian reported:

•
Operating Income and Operating Margin: Operating income was $55.9 million for the fourth quarter of fiscal 2019, compared with operating income of $50.3 million for the fourth quarter of fiscal 2018. Operating margin was 17% for the fourth quarter of fiscal 2019, compared with 20% for the fourth quarter of fiscal 2018.

•
Net Income and Net Income Per Diluted Share: Net income was $51.2 million for the fourth quarter of fiscal 2019, compared with net income of $36.9 million for the fourth quarter of fiscal 2018. Net income per diluted share was $0.20 for the fourth quarter of fiscal 2019, compared with net income per diluted share of $0.14 for the fourth quarter of fiscal 2018.

•
Free Cash Flow: Cash flow from operations for the fourth quarter of fiscal 2019 was $117.7 million, while capital expenditures totaled $19.6 million, resulting in free cash flow of $98.2 million, an increase of 52% year-over-year. Free cash flow margin for the fourth quarter of fiscal 2019 was 29%.

Fiscal Year 2019 Financial Highlights
On an IFRS basis, Atlassian reported:

•	Revenue: Total revenue was $1,210.1 million for fiscal year 2019, up 37% from $881.0 million for fiscal year 2018.

•
Operating Loss and Operating Margin: Operating loss was $63.4 million for fiscal year 2019, compared with operating loss of $46.0 million for fiscal year 2018. Operating margin was (5%) for fiscal year 2019 and fiscal year 2018.

•
Net Loss and Net Loss Per Diluted Share: Net loss was $637.6 million for fiscal year 2019, compared with net loss of $113.4 million for fiscal year 2018. Net loss per diluted share was $2.67 for fiscal year 2019, compared with net loss per diluted share of $0.49 for fiscal year 2018.

Net loss for fiscal 2019 included a non-cash charge of $533.9 million recorded in “other non-operating expense, net,” as a result of marking to fair value the exchange feature of Atlassian's exchangeable senior notes and the related capped calls.
On a non-IFRS basis, Atlassian reported:

•
Operating Income and Operating Margin: Operating income was $251.2 million for fiscal year 2019, compared with operating income of $174.1 million for fiscal year 2018. Operating margin was 21% for fiscal year 2019, compared with 20% for fiscal year 2018.

•
Net Income and Net Income Per Diluted Share: Net income was $214.5 million for fiscal year 2019, compared with net income of $124.5 million for fiscal year 2018. Net income per diluted share was $0.86 for fiscal year 2019, compared with net income per diluted share $0.51 for fiscal year 2018.

•
Free Cash Flow: Cash flow from operations for fiscal year 2019 was $466.3 million while capital expenditures totaled $44.2 million, leading to free cash flow of $422.2 million, an increase of 50% year-over-year. Free cash flow margin for fiscal 2019 was 35%.

A reconciliation of IFRS to non-IFRS financial measures has been provided in the financial statement tables included in this press release. An explanation of these measures is also included below, under the heading “About Non-IFRS Financial Measures.”

Recent Business Highlights

•
Customer Growth: Atlassian ended the fourth quarter of fiscal 2019 with a total customer count, on an active subscription or maintenance agreement basis, of 152,727. Atlassian added 8,689 net new customers during the quarter.

•
Jira Cloud for Mac: In June 2019, Atlassian was invited to present on the keynote stage at Apple’s Worldwide Developers Conference (WWDC), previewing Jira Cloud for Mac. Jira Cloud for Mac will be a fast and easy way for software developers to work with tasks and update their team on progress. With the app, Jira can be used right next to Xcode or any other development tools on Mac. The app will tightly integrate with macOS, including push notifications, keyboard shortcuts, Spotlight search, drag and drop, toolbars, and much more.

•
New Bengaluru Office: In July 2019, Atlassian expanded its presence in Bengaluru, India, by opening up a new technology center. Bengaluru is a major global technology hub with some of the brightest talent in the world. The company plans to grow the Bengaluru office into a world-class R&D and customer support center, and has already hired more than 200 employees locally. Over the next year, Atlassian plans to more than double its employee base in Bengaluru.

Financial Targets
Atlassian is providing its financial targets for the first quarter and full fiscal year 2020. The company’s financial targets are as follows:

•	First Quarter Fiscal Year 2020:

•	Total revenue is expected to be in the range of $349 million to $353 million.

•	Gross margin is expected to be approximately 83% on an IFRS basis and approximately 86% on a non-IFRS basis.

•	Operating margin is expected to be approximately (3%) on an IFRS basis and approximately 21% on a non-IFRS basis.

•	Net loss per diluted share is expected to be approximately ($0.08) on an IFRS basis, and net income per diluted share is expected to be approximately $0.24 on a non-IFRS basis.

•
Weighted average share count is expected to be in the range of 242 million to 243 million shares when calculating diluted IFRS net loss per share and in the range of 251 million to 252 million shares when calculating diluted non-IFRS net income per share.

•	Fiscal Year 2020:

•	Total revenue is expected to be in the range of $1,540 million to $1,556 million.

•	Gross margin is expected to be in the range of 82% to 83% on an IFRS basis and in the range of 85% to 86% on a non-IFRS basis.

•	Operating margin is expected to be approximately (2%) on an IFRS basis and approximately 20% on a non-IFRS basis.

•	Net loss per diluted share is expected to be approximately ($0.22) on an IFRS basis, and net income per diluted share is expected to be approximately $1.00 on a non-IFRS basis.

•
Weighted average share count is expected to be in the range of 244 million to 246 million shares when calculating diluted IFRS net loss per share and in the range of 253 million to 255 million shares when calculating diluted non-IFRS net income per share.

•
Cash flow from operations is expected to be in the range of $495 million to $505 million and free cash flow is expected to be in the range of $465 million to $475 million, which factors in capital expenditures that are expected to be approximately $30 million.

In addition to the financial targets for fiscal year 2020 listed above, the company anticipates that its subscription revenue will grow by over 40% year-over-year in fiscal 2020.

With respect to Atlassian’s expectations under “Financial Targets” above, a reconciliation of IFRS to non-IFRS gross margin, operating margin, net income (loss) per diluted share, and free cash flow has been provided in the financial statement tables included in this press release.

Shareholder Letter and Webcast/Conference Call Details
A detailed shareholder letter is available on the Investor Relations section of Atlassian’s website at: https://investors.atlassian.com. Atlassian will host a webcast and conference call to answer questions today:

•	When: Thursday, July 25, 2019 at 2:00 p.m. Pacific Time (5:00 p.m. Eastern Time).

•
Webcast: A live webcast of the call can be accessed from the Investor Relations section of Atlassian’s website at: https://investors.atlassian.com. Following the call, a replay will be available on the same website.

•
Dial in: To access the call via telephone in North America, please dial 1-888-346-0688. For international callers, please dial 1-412-902-4250. Participants should request the “Atlassian call” after dialing in.

•
Audio replay: An audio replay of the call will be available via telephone for seven days, beginning two hours after the call. To listen to the replay in North America, please dial 1-877-344-7529 (access code 10132376). International callers, please dial 1-412-317-0088 (access code 10132376).

Atlassian has used, and will continue to use, its Investor Relations website at https://investors.atlassian.com as a means of making material information public and for complying with its disclosure obligations.

About Atlassian
Atlassian unleashes the potential of every team. Our team collaboration and productivity software helps teams organize, discuss, and complete shared work. Teams at more than 152,000 customers, across large and small organizations - including General Motors, Walmart Labs, Bank of America Merrill Lynch, Lyft, Verizon, Spotify and NASA - use Atlassian’s project tracking, content creation and sharing, and service management products to work better together and deliver quality results on time. Learn more about our products, including Jira Software, Confluence, Trello, Bitbucket, Opsgenie, Jira Service Desk, and Jira Align at https://atlassian.com/.

Investor Relations Contact
Ian Lee
IR@atlassian.com
Media Contact
Jake Standish
press@atlassian.com
Forward-Looking Statements
This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, which statements involve substantial risks and uncertainties. All statements other than statements of historical fact could be deemed forward looking, including risks and uncertainties related to statements about our products, customers, anticipated growth, employee plans, technology and other key strategic areas, and our financial targets such as revenue, share count, and IFRS and non-IFRS financial measures including gross margin, operating margin, net income (loss) per diluted share, and free cash flow.
We undertake no obligation to update any forward-looking statements made in this press release to reflect events or circumstances after the date of this press release or to reflect new information or the occurrence of unanticipated events, except as required by law.
The achievement or success of the matters covered by such forward-looking statements involves known and unknown risks, uncertainties and assumptions. If any such risks or uncertainties materialize or if any of the assumptions prove incorrect, our results could differ materially from the results expressed or implied by the forward-looking statements we make. You should not rely upon forward-looking statements as predictions of future events. Forward-looking statements represent our management’s beliefs and assumptions only as of the date such statements are made.
Further information on these and other factors that could affect our financial results is included in filings we make with the Securities and Exchange Commission from time to time, including the section titled “Risk Factors” in our most recent Forms 20-F and 6-K (reporting our quarterly results). These documents are available on the SEC Filings section of the Investor Relations section of our website at: https://investors.atlassian.com/.

About Non-IFRS Financial Measures
Our reported results and financial targets include certain non-IFRS financial measures, including non-IFRS gross profit, non-IFRS operating income, non-IFRS net income, non-IFRS net income per diluted share, and free cash flow. Management believes that the use of these non-IFRS financial measures provides consistency and comparability with our past financial performance, facilitates period-to-period comparisons of our results of operations, and also facilitates comparisons with peer companies, many of which use similar non-IFRS or non-GAAP financial measures to supplement their IFRS or GAAP results. Non-IFRS results are presented for supplemental informational purposes only to aid in understanding our operating results. The non-IFRS results should not be considered a substitute for financial information presented in accordance with IFRS, and may be different from non-IFRS or non-GAAP measures used by other companies.
Our non-IFRS financial measures include:

•	Non-IFRS gross profit. Excludes expenses related to share-based compensation and amortization of acquired intangible assets.

•	Non-IFRS operating income. Excludes expenses related to share-based compensation and amortization of acquired intangible assets.

•
Non-IFRS net income and non-IFRS net income per diluted share. Excludes expenses related to share- based compensation, amortization of acquired intangible assets, non-coupon impact related to exchangeable senior notes and capped calls, the related income tax effects on these items, and changes in our assessment regarding the realizability of our deferred tax assets.

•	Free cash flow. Free cash flow is defined as net cash provided by operating activities less capital expenditures, which consists of purchases of property and equipment.
Our non-IFRS financial measures reflect adjustments based on the items below:

•	Share-based compensation.

•	Amortization of acquired intangible assets.

•	Non-coupon impact related to exchangeable senior notes and capped calls:

◦	Amortization of notes discount and issuance costs.

◦	Mark to fair value of the exchangeable senior notes exchange feature.

◦	Mark to fair value of the related capped call transactions.

•	The related income tax effects on these items, and changes in our assessment regarding the realizability of our deferred tax assets.
We exclude expenses related to share-based compensation, amortization of acquired intangible assets, non-coupon impact related to exchangeable senior notes and capped calls, the related income tax effects on these items, and changes in our assessment regarding the realizability of our deferred tax assets from certain of our non-IFRS financial measures as we believe this helps investors understand our operational performance. In addition, share-based compensation expense can be difficult to predict and varies from period to period and company to company due to differing valuation methodologies, subjective assumptions, and the variety of equity instruments, as well as changes in stock price. Management believes that providing non-IFRS financial measures that exclude share-based compensation expense, amortization of acquired intangible assets, non-coupon impact related to exchangeable senior notes and capped calls, the related income tax effects on these items, and changes in our assessment regarding the realizability of our deferred tax assets allow for more meaningful comparisons between our operating results from period to period.
Management considers free cash flow to be a liquidity measure that provides useful information to management and investors about the amount of cash generated by our business that can be used for strategic opportunities, including investing in our business, making strategic acquisitions, and strengthening our statement of financial position.
Management uses non-IFRS gross profit, non-IFRS operating income, non-IFRS net income, non-IFRS net income per diluted share, and free cash flow:

•	As measures of operating performance, because these financial measures do not include the impact of items not directly resulting from our core operations;

•	For planning purposes, including the preparation of our annual operating budget;

•	To allocate resources to enhance the financial performance of our business;

•	To evaluate the effectiveness of our business strategies; and

•	In communications with our Board of Directors concerning our financial performance.
The tables in this press release titled “Reconciliation of IFRS to Non-IFRS Results” and “Reconciliation of IFRS to Non-IFRS Financial Targets” provide reconciliations of non-IFRS financial measures to the most recent directly comparable financial measures calculated and presented in accordance with IFRS.
We understand that although non-IFRS gross profit, non-IFRS operating income, non-IFRS net income, non-IFRS net income per diluted share, and free cash flow are frequently used by investors and securities analysts in their evaluation of companies, these measures have limitations as analytical tools, and you should not consider them in isolation or as substitutes for analysis of our results of operations as reported under IFRS.

Atlassian Corporation Plc
Consolidated Statements of Operations
(U.S. $ and shares in thousands, except per share data)
(unaudited)

	Three Months Ended June 30,		Fiscal Year Ended June 30,
	2019	2018	2019	2018
		*As Adjusted		*As Adjusted
Revenues:
Subscription	$180,917	$120,304	$633,950	$410,694
Maintenance	105,767	87,591	394,526	326,511
Perpetual license	22,824	21,698	93,593	83,171
Other	25,078	16,997	88,058	60,602
Total revenues	334,586	246,590	1,210,127	880,978
Cost of revenues (1) (2)	61,129	44,196	210,285	172,690
Gross profit	273,457	202,394	999,842	708,288
Operating expenses:
Research and development (1) (2)	170,321	111,046	579,134	415,776
Marketing and sales (1) (2)	76,600	49,049	268,356	187,315
General and administrative (1)	58,980	44,766	215,714	151,242
Total operating expenses	305,901	204,861	1,063,204	754,333
Operating loss	(32,444)	(2,467)	(63,362)	(46,045)
Other non-operating expense, net	(157,473)	(14,739)	(535,453)	(15,157)
Finance income	9,272	5,053	33,500	9,877
Finance costs	(10,217)	(6,782)	(40,241)	(6,806)
Loss before income tax expense	(190,862)	(18,935)	(605,556)	(58,131)
Income tax expense	(46,655)	(2,995)	(32,065)	(55,301)
Net loss	$(237,517)	$(21,930)	$(637,621)	$(113,432)
Net loss per share attributable to ordinary shareholders:
Basic	$(0.99)	$(0.09)	$(2.67)	$(0.49)
Diluted	$(0.99)	$(0.09)	$(2.67)	$(0.49)
Weighted-average shares outstanding used to compute net loss per share attributable to ordinary shareholders:
Basic	241,121	234,206	238,611	231,184
Diluted	241,121	234,206	238,611	231,184
(1)Amounts include share-based payment expense, as follows:

	Three Months Ended June 30,		Fiscal Year Ended June 30,
	2019	2018	2019	2018
Cost of revenues	$5,294	$2,762	$17,450	$11,955
Research and development	47,005	20,271	149,049	98,609
Marketing and sales	10,713	5,444	39,303	23,605
General and administrative	13,120	9,999	51,960	28,704
(2)Amounts include amortization of acquired intangible assets, as follows:

	Three Months Ended June 30,		Fiscal Year Ended June 30,
	2019	2018	2019	2018
Cost of revenues	$8,518	$5,299	$27,997	$21,188
Research and development	20	—	60	—
Marketing and sales	3,672	9,023	28,744	36,090
* As adjusted to reflect the impact of the full retrospective adoption of IFRS 15.

Atlassian Corporation Plc
Consolidated Statements of Financial Position
(U.S. $ in thousands)

	June 30, 2019	June 30, 2018
	(unaudited)	*As Adjusted
Assets
Current assets:
Cash and cash equivalents	$1,268,441	$1,410,339
Short-term investments	445,046	323,134
Trade receivables	82,525	46,141
Current tax receivables	707	12,622
Current derivative assets	215,156	60
Prepaid expenses and other current assets	30,236	29,735
Total current assets	2,042,111	1,822,031
Non-current assets:
Property and equipment, net	81,459	51,656
Deferred tax assets	17,084	59,220
Goodwill	608,907	311,943
Intangible assets, net	150,975	63,577
Non-current derivative assets	77	99,935
Other non-current assets	76,645	13,466
Total non-current assets	935,147	599,797
Total assets	$2,977,258	$2,421,828
Liabilities
Current liabilities:
Trade and other payables	$159,487	$107,892
Current tax liabilities	11,703	172
Provisions	8,983	7,215
Deferred revenue	440,954	324,394
Current derivative liabilities	855,005	5,213
Current portion of exchangeable senior notes, net	853,576	—
Total current liabilities	2,329,708	444,886
Non-current liabilities:
Deferred tax liabilities	13,872	12,160
Provisions	6,082	4,363
Deferred revenue	27,866	18,477
Exchangeable senior notes, net	—	819,637
Non-current derivative liabilities	74	202,757
Other non-current liabilities	34,189	12,228
Total non-current liabilities	82,083	1,069,622
Total liabilities	2,411,791	1,514,508
Equity
Share capital	24,199	23,531
Share premium	458,166	454,766
Other capital reserves	816,660	557,100
Other components of equity	32,079	(61)
Accumulated deficit	(765,637)	(128,016)
Total equity	565,467	907,320
Total liabilities and equity	$2,977,258	$2,421,828
* As adjusted to reflect the impact of the full retrospective adoption of IFRS 15.

Atlassian Corporation Plc
Consolidated Statements of Cash Flows
(U.S. $ in thousands)
(unaudited)

	Three Months Ended June 30,		Fiscal Year Ended June 30,
	2019	2018	2019	2018
		*As Adjusted		*As Adjusted
Operating activities
Loss before income tax expense	$(190,862)	$(18,935)	$(605,556)	$(58,131)
Adjustments to reconcile loss before income tax expense to net cash provided by operating activities:
Depreciation and amortization	15,845	17,754	70,248	79,435
(Gain) loss on sale of investments and other assets	(12)	62	(2,357)	(1,163)
Net unrealized foreign currency gain	(136)	(93)	(770)	(188)
Share-based payment expense	76,132	38,476	257,762	162,873
Net unrealized loss on exchange derivative and capped call transactions	156,321	12,414	533,908	12,414
Amortization of debt discount and issuance cost	8,638	7,478	33,939	7,478
Interest income	(9,272)	(5,053)	(33,500)	(9,877)
Interest expense	1,579	1,113	6,302	1,113
Changes in assets and liabilities:
Trade receivables	(14,584)	(7,748)	(30,211)	(19,635)
Prepaid expenses and other assets	14,292	(7,324)	1,085	(8,449)
Trade and other payables, provisions and other non-current liabilities	19,419	9,908	75,624	43,477
Deferred revenue	33,556	30,482	122,502	97,676
Interest received	8,372	4,211	30,328	8,679
(Income tax paid) tax refunds received, net	(1,562)	(542)	7,038	(4,246)
Net cash provided by operating activities	117,726	82,203	466,342	311,456
Investing activities
Business combinations, net of cash acquired	(155,041)	—	(418,595)	—
Purchases of intangible assets	(1,260)	—	(2,110)	—
Purchases of property and equipment	(19,563)	(17,802)	(44,192)	(30,209)
Proceeds from sales of property, equipment and intangible assets	—	1,775	3,721	2,775
Purchases of investments	(295,389)	(55,798)	(648,036)	(347,822)
Proceeds from maturities of investments	167,438	81,015	485,021	206,119
Proceeds from sales of investments	11,803	22,897	20,545	123,862
Decrease (increase) in restricted cash	—	106	(552)	(3,131)
Payment of deferred consideration	—	—	—	(3,290)
Net cash (used in) provided by investing activities	(292,012)	32,193	(604,198)	(51,696)
Financing activities
Proceeds from exercise of share options	713	908	3,542	3,995
Proceeds from issuance of exchangeable senior notes, net of discount and issuance costs (payment of issuance cost)	—	990,494	(410)	990,494
Purchase of capped calls	—	(87,700)	—	(87,700)
Interest paid	(3,125)	—	(6,319)	—
Net cash (used in) provided by financing activities	(2,412)	903,702	(3,187)	906,789
Effect of exchange rate changes on cash and cash equivalents	(145)	(1,272)	(855)	(630)
Net (decrease) increase in cash and cash equivalents	(176,843)	1,016,826	(141,898)	1,165,919
Cash and cash equivalents at beginning of period	1,445,284	393,513	1,410,339	244,420
Cash and cash equivalents at end of period	$1,268,441	$1,410,339	$1,268,441	$1,410,339
* As adjusted to reflect the impact of the full retrospective adoption of IFRS 15.

Atlassian Corporation Plc
Reconciliation of IFRS to Non-IFRS Results
(U.S. $ and shares in thousands, except per share data)
(unaudited)

	Three Months Ended June 30,		Fiscal Year Ended June 30,
	2019	2018	2019	2018
		*As Adjusted		*As Adjusted
Gross profit
IFRS gross profit	$273,457	$202,394	$999,842	$708,288
Plus: Share-based payment expense	5,294	2,762	17,450	11,955
Plus: Amortization of acquired intangible assets	8,518	5,299	27,997	21,188
Non-IFRS gross profit	$287,269	$210,455	$1,045,289	$741,431
Operating income
IFRS operating loss	$(32,444)	$(2,467)	$(63,362)	$(46,045)
Plus: Share-based payment expense	76,132	38,476	257,762	162,873
Plus: Amortization of acquired intangible assets	12,210	14,322	56,801	57,278
Non-IFRS operating income	$55,898	$50,331	$251,201	$174,106
Net income
IFRS net loss	$(237,517)	$(21,930)	$(637,621)	$(113,432)
Plus: Share-based payment expense	76,132	38,476	257,762	162,873
Plus: Amortization of acquired intangible assets	12,210	14,322	56,801	57,278
Plus: Non-coupon impact related to exchangeable senior notes and capped calls	164,959	19,892	567,847	19,892
Less: Income tax effects and adjustments	35,429	(13,823)	(30,243)	(2,150)
Non-IFRS net income	$51,213	$36,937	$214,546	$124,461
Net income per share
IFRS net loss per share - diluted	$(0.99)	$(0.09)	$(2.67)	$(0.49)
Plus: Share-based payment expense	0.32	0.15	1.05	0.68
Plus: Amortization of acquired intangible assets	0.05	0.06	0.23	0.25
Plus: Non-coupon impact related to exchangeable senior notes and capped calls	0.68	0.08	2.37	0.08
Less: Income tax effects and adjustments	0.14	(0.06)	(0.12)	(0.01)
Non-IFRS net income per share - diluted	$0.20	$0.14	$0.86	$0.51
Weighted-average diluted shares outstanding
Weighted-average shares used in computing diluted IFRS net loss per share	241,121	234,206	238,611	231,184
Plus: Dilution from share options and RSUs (1)	8,860	11,204	9,609	12,801
Weighted-average shares used in computing diluted non-IFRS net income per share	249,981	245,410	248,220	243,985
Free cash flow
IFRS net cash provided by operating activities	$117,726	$82,203	$466,342	$311,456
Less: Capital expenditures	(19,563)	(17,802)	(44,192)	(30,209)
Free cash flow	$98,163	$64,401	$422,150	$281,247
* As adjusted to reflect the impact of the full retrospective adoption of IFRS 15.
(1) The effects of these dilutive securities were not included in the IFRS calculation of diluted net loss per share for the three months and fiscal year ended June 30, 2019 and 2018 because the effect would have been anti-dilutive.

Atlassian Corporation Plc
Reconciliation of IFRS to Non-IFRS Financial Targets
(U.S. $)

	Three Months Ending September 30, 2019	Fiscal Year Ending June 30, 2020
Revenue	$349 million to $353 million	$1,540 million to $1,556 million

IFRS gross margin	83%	82% to 83%
Plus: Share-based payment expense	1	2
Plus: Amortization of acquired intangible assets	2	1
Non-IFRS gross margin	86%	85% to 86%

IFRS operating margin	(3%)	(2%)
Plus: Share-based payment expense	20	20
Plus: Amortization of acquired intangible assets	4	2
Non-IFRS operating margin	21%	20%

IFRS net loss per share - diluted	($0.08)	($0.22)
Plus: Share-based payment expense	0.28	1.20
Plus: Amortization of acquired intangible assets	0.05	0.15
Plus: Non-coupon impact related to exchangeable senior notes and capped calls	0.03	0.14
Less: Income tax effects and adjustments	(0.04)	(0.27)
Non-IFRS net income per share - diluted	$0.24	$1.00

Weighted-average shares used in computing diluted IFRS net loss per share	242 million to 243 million	244 million to 246 million
Dilution from share options and RSUs (1)	9 million	9 million
Weighted-average shares used in computing diluted non-IFRS net income per share	251 million to 252 million	253 million to 255 million

IFRS net cash provided by operating activities		$495 million to $505 million
Less: Capital expenditures		(30 million)
Free cash flow		$465 million to $475 million

(1) The effects of these dilutive securities are not included in our IFRS calculation of diluted net loss per share for the three months ending September 30, 2019 and fiscal year ending June 30, 2020 because the effect would be anti-dilutive.